For period ending (a) December 31, 1998
File Number (c) 811-5510



                          SUB-ITEM 77J


     Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certifies Public Accountants' Statement of Position 93-2:
     Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this Statement of Position was to decrease undistributed net investment income by $1,765,981, decrease accumulated net realized losses by $32,994,923 and decrease paid-in capital in excess of par by $31,228,942. This was primarily the result of net foreign currency losses, an overdistribution of taxable income for the year ended December 31, 1998, and the inability to utilize a portion of the capital loss carryforward. Net investment income, net realized gains and net assets were not affected by this change.